                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                          GEOTEK COMMUNICATIONS, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   373654102
                         -----------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 7, 1995
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Continued on following page(s)
                              Page 1 of 15 Pages
                           Exhibit Index: Page 13

                                  SCHEDULE 13D
CUSIP NO. 373654102                                          PAGE 2 OF 15 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 S-C RIG INVESTMENTS-III, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  /x/
                                                   b.  / /

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                5,916,514
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  5,916,514
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           5,916,514

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                           10.26%

14       Type of Reporting Person*

         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 373654102                                           PAGE 3 OF 15 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 S-C RIG CO.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  /x/
                                                   b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                5,916,514
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  5,916,514
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           5,916,514

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                           10.26%

14       Type of Reporting Person*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 373654102                                           PAGE 4 OF 15 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  /x/
                                                   b.  / /

3        SEC Use Only

4        Source of Funds*

                 PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                6,136,514
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  6,136,514
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           6,136,514

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                           10.64%

14       Type of Reporting Person*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 6 to Schedule 13D amends the Schedule 13D, dated November 9, 1993 (the "Initial Statement") and all prior amendments thereto, filed by the Reporting Persons (as defined herein), with respect to shares of common stock, $0.01 par value ("Common Stock"), of Geotek Communications, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 20 Craig Road, Montvale, New Jersey 07645. This Amendment No. 6 to the Initial Statement is being filed by the Reporting Persons to report the acquisition by S-C Rig Investments-III, L.P. of 20,700 Units (as defined herein) pursuant to its rights under the 1994 Stock Purchase Agreement (as defined herein). This Amendment No. 6 amends, restates and replaces all previous filings on Schedule 13D as it is the first amendment to be filed on EDGAR.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed on behalf of:

(i)      S-C Rig Investments-III, L.P. ("S-C Rig III");

(ii)     S-C Rig Co. (the "General Partner"); and

(iii) Purnendu Chatterjee ("Dr. Chatterjee"), in his individual capacity and in his capacity as president, sole director and sole shareholder of the General Partner;

(collectively, the "Reporting Persons").

                             The Reporting Persons

S-C Rig III, the General Partner and Dr. Chatterjee

         S-C Rig III is a Delaware limited partnership organized pursuant to the terms of a limited partnership agreement dated April 27, 1993. S-C Rig III has its principal place of business and principal office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. The sole business of S-C Rig III is to make investments.

         The sole general partner of S-C Rig III is S-C Rig Co., a Delaware corporation, with its principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106. The principal business of the General Partner is to act as general partner of S-C Rig III. Dr. Chatterjee, a United States citizen, is the president, sole director and sole shareholder of the General Partner. Dr. Chatterjee's principal occupation is as an investment manager with his principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

         Tivadar Charitable Lead Trust dated September 30, 1982 ("Tivadar") and PMCC Acquisition Corp. ("PMCC") are the sole limited partners of S-C Rig III. Tivadar is a charitable lead trust created by Mr. George Soros, as grantor, on September 30, 1982 for the benefit of charitable donees and members of his family. Mr. Michael C. Neus serves as the sole trustee for Tivadar, which is governed by the laws of the State of New York.

         The principal occupation of Mr. Soros, a United States citizen, is as an investment manager. Mr. Soros conducts his business through Soros Fund Management ("SFM"), a sole proprietorship which has its office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Mr. Neus, a United States citizen, is principally engaged in the practice of law in his capacity as Assistant General Counsel of SFM. The principal place of business of Tivadar is in the State of New Jersey.

         PMCC is a Delaware corporation with its principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Dr. Chatterjee is the president, sole director and sole shareholder of PMCC. The sole business of PMCC is to make investments.

         During the past five years, neither S-C Rig III nor the General Partner has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which either of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         On January 13, 1993, the Securities and Exchange Commission (the "Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a Final Judgment restraining and enjoining him from, inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the 1934 Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee, has not been convicted in any criminal proceeding.

         Previous 13D filings made as respects the Issuer have listed Tivadar as a Reporting Person. Tivadar is no longer deemed a Reporting Person hereunder.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of November 1, 1993, the Issuer and S-C Rig III entered into a stock purchase agreement (the "1993 Stock Purchase Agreement"), a copy of which is attached to the Initial Statement as Exhibit C. Pursuant to the terms of the 1993 Stock Purchase Agreement, on December 15, 1993, S-C Rig III purchased from the Issuer in a private placement 444,445 shares of Series H Participating Cumulative Convertible Preferred Stock (the "Series H Shares") for an aggregate purchase price of $40,000,050.

         On September 28, 1994, the Issuer and S-C Rig III entered into a stock purchase agreement (the "1994 Stock Purchase Agreement"), a copy of which is attached as Exhibit C to Amendment No. 3 to the Initial Statement. Pursuant to the terms of the 1994 Stock Purchase Agreement, on December 1, 1994, S-C Rig III purchased 20 Series I shares (the "Series I Shares") from the Issuer for an aggregate purchase price of $10,000,000.

         On August 4, 1995, S-C Rig III agreed to purchase, and on August 11, 1995, S-C Rig III did purchase, 20,700 units (the "Units") from the Issuer for an aggregate purchase price of $10,000,000. Each Unit consists of one $1,000 principal amount 15% Senior Secured Discount Note due 2005 (the "Senior Secured Notes") and warrants (the "Warrants") to purchase 30 shares of Common Stock at an initial price of $9.90 per share, subject to adjustment in certain circumstances. The Warrants expire on July 15, 2005.

         S-C Rig III obtained the funds for payment of the purchase price of each of the aforementioned transactions from its partners. Such partners obtained their funds from working capital or personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         S-C Rig III acquired the Series H Shares, the Series I Shares and the Units reported herein as having been acquired by it (and the shares of Common Stock issuable upon conversion or exercise of such securities) for investment purposes.

         The Series H Shares were issued on the terms set forth in the Certificate of Designation attached as Exhibit B to the 1993 Stock Purchase Agreement (the "Series H Certificate of Designation"). The Series H Certificate of Designation confers on holders of the Series H Shares the rights provided for therein. The stated value of the Series H Shares is $90 per share, with a cumulative preferred dividend of 5% of the stated value thereof which may, with the agreement of the Issuer and the holders of the Series H Shares, be paid in shares of Common Stock. The Series H Shares will initially be convertible into 4,444,450 shares of Common Stock of the Issuer. Subject to certain conditions, the Issuer will be obliged to redeem the Series H Shares on October 31, 2000.

         Pursuant to the 1993 Stock Purchase Agreement and the terms of a shareholders' agreement entered into between S-C Rig III and certain shareholders of the Issuer, the form of which is attached to the 1993 Stock Purchase Agreement as Exhibit A (the "Shareholders' Agreement"), S-C Rig III has the right to nominate one member of the Board of Directors of the Issuer. Dr. Chatterjee is presently serves in such capacity; if Dr. Chatterjee is unable to serve in such capacity, another person designated by S-C Rig III shall serve as a director.

         In addition, pursuant to the Series H Certificate of Designation, if the Issuer breaches the terms of the 1993 Stock Purchase Agreement, or if dividends on the Series H Shares shall have been in arrears and not paid in full with respect to two quarterly dividend payment dates, or if the Issuer fails to redeem the Series H Shares on the redemption date therefor, the number of directors constituting the Board shall automatically be increased by two, and the holders of the Series H Shares shall have the exclusive right to elect the two additional directors.

         The Issuer entered into a consulting agreement dated as of November 1, 1993 (the "Consulting Agreement"), a copy of which is attached to the Initial Statement as Exhibit D, with Chatterjee Management Company, formerly known as Valcoflex Management Co., a Delaware corporation that is under common control with the General Partner ("Valcoflex"), pursuant to which Valcoflex will provide certain consulting and advisory services to the Issuer for a fee of $25,000 per month. The term of the Consulting Agreement commenced on December 15, 1993 and will terminate on the earlier of (1) December 15, 2000 or (2) such time as S-C Rig III or its affiliates no longer retains beneficial ownership of at least 50% of the Series H Shares or the shares of Common Stock into which the Series H Shares are converted.

         Provided that S-C Rig III maintains a certain proportion of its investment in the Issuer contemplated by the 1993 Stock Purchase Agreement, S-C Rig III and an affiliate shall have the right to coinvest with the Issuer in investments that the Issuer makes in telecommunications networks in certain specified countries, including India, Belgium, Luxembourg, The Netherlands and the countries that were members of the so-called "Warsaw Pact".

         On each of September 12, 1994 and September 13, 1995, Dr. Chatterjee, by virtue of his position as a director of the Issuer, was granted options to purchase up to 10,000 shares of the Issuer's Common Stock. The options granted in each of 1994 and 1995 are exercisable at a purchase price of $10.50 per share and $8.88 per share, respectively. Such options were exercisable immediately and expire on September 12, 2004 and September

13, 2005, respectively. These options were granted pursuant to the Issuer's 1989 Stock Option Plan and are subject to the terms and conditions of stock option agreement between the Issuer and Dr. Chatterjee. Dr. Chatterjee has served as a director of the Issuer since December 8, 1993.

         On September 28, 1994 XTEC International, Inc. ("XTEC"), a Delaware corporation of which Dr. Chatterjee is the sole director and majority shareholder, entered into a joint venture agreement with the Issuer pursuant to which XTEC was granted options to purchase up to 200,000 shares of the Issuer's common stock at an initial exercise price of $9.25 per share. These options were immediately exercisable and expire on September 28, 1999.

         The Series I Shares were issued on the terms set forth in the Certificate of Designation attached as Exhibit A to the 1994 Stock Purchase Agreement (the "Series I Certificate of Designation"), a copy of which is attached as Exhibit C to Amendment No. 3 to the Initial Statement. The Series I Certificate of Designation confers on holders of the Series I Shares the rights provided for therein. The stated value of the Series I Shares is $500,000 per share, with a cumulative preferred dividend of 7% of the stated value thereof which may, in the sole discretion of the Issuer, be paid in shares of Common Stock. The Series I Shares will initially be convertible into 851,064 shares of Common Stock of the Issuer. The Series I Shares are redeemable and convertible upon the occurrence of certain conditions.

         In addition, pursuant to the Series I Certificate of Designation, if the Issuer breaches the terms of the 1994 Stock Purchase Agreement, or if dividends on the Series I Shares shall have been in arrears and not paid in full with respect to two quarterly dividend payment dates, or if the Issuer fails to redeem the Series I Shares on the redemption date therefor, the number of directors constituting the Board shall automatically be increased by two, and the holders of the Series I Shares shall have the exclusive right to elect the two additional directors.

         The Senior Secured Notes were issued under an indenture (the "Indenture") dated as of June 30, 1995 between the Issuer and IBJ Schroder Bank and Trust Company, as trustee. A copy of the Indenture may be obtained from the Issuer and the description of the terms of the Indenture or the Senior Secured Notes herein is qualified by reference to the Indenture. Interest on the Senior Secured Notes due 2005 is payable semi-annually on January 15 and July 15, commencing January 15, 2001. The Senior Secured Notes will mature on July 15, 2005 and will not be redeemable prior to July 15, 2000, except that, at any time prior to July 15, 1998, the Issuer may, at its option, redeem up to 20% of the accreted value of the Senior Secured Notes.

         The Warrants were issued pursuant to a warrant agreement (the "Warrant Agreement") dated as of August 11, 1995, between the Issuer and IBJ Schroder Bank and Trust Company, as warrant agent. A copy of the Warrant Agreement may be obtained from the Issuer and any description of the Warrants herein is qualified by reference to the Warrant Agreement. The Warrants are exercisable after January 6, 1996 and expire on July 15, 2000. Each Warrant entitles the holder to purchase one share of Common Stock at $9.90 per share, subject to adjustment in certain circumstances.

         S-C Rig III and its affiliates intend to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, S-C Rig III and its affiliates may consider from time to time alternative courses of action. Such action may include, subject to the receipt of all necessary regulatory approvals, the acquisition of additional securities of the Issuer through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, and subject to the terms of the 1993 Stock Purchase Agreement and the 1994 Stock Purchase Agreement, such actions may involve the sale of all or a portion of the securities currently held by S-C

Rig III, or the Common Stock issuable upon conversion or exercise of such securities, in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth above and except as contemplated by the agreements described herein, none of the Reporting Persons or, to the best of their knowledge, any of the other individuals identified in response to Item 2 has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)     (i)      The Series H Shares are initially convertible into
4,444,450 shares of Common Stock, subject to adjustment on the occurrence of certain events. The Series H Shares will be entitled initially to 10 votes per share (or an aggregate of 4,444,450 votes) and will vote with the Common Stock as a single class. The Series I Shares will be initially convertible into an aggregate of 851,064 shares of Common Stock, subject to adjustment on the occurrence of certain events. The Series I Shares will be entitled initially to 42,553 votes per Series I Share (or an aggregate of 851,064 votes) and will, except in limited circumstances, vote with the Common Stock as a single class. S-C Rig III is entitled to receive 621,000 shares of Common Stock upon the exercise of the 621,000 Warrants. The Warrants are not exercisable until January 6, 1996.

                          Upon conversion of the Series H Shares and the Series
I Shares and exercise of the Warrants, S-C Rig III would be entitled to receive 5,916,514 shares of Common Stock, representing approximately 10.26% of the outstanding Common Stock (based on 57,656,363 shares of Common Stock outstanding as of July 31, 1995 and assuming conversion of the Series I and Series H Shares and exercise of the Warrants). Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, each of the General Partner (as sole general partner of the S-C Rig III) and Dr. Chatterjee (as the president, sole director and sole shareholder of the General Partner and the person ultimately in control of S-C Rig III) may be deemed the beneficial owner of the 5,916,514 shares of Common Stock which S-C Rig III may be deemed to own beneficially.

                 (ii) Dr. Chatterjee may be deemed to be the beneficial owner of (i) the 5,916,514 shares of Common Stock which S-C Rig III may be deemed to own beneficially, (ii) 20,000 shares of Common Stock issuable upon exercise of the options held directly by Dr. Chatterjee and (iii) 200,000 shares of Common Stock issuable upon exercise of the options held by XTEC (representing in the aggregate, 6,126,514 shares of Common Stock or 10.64% of the total shares of Common Stock outstanding (based on 57,656,363 shares of Common Stock outstanding as of July 31, 1995 and assuming conversion of the Series I Shares and Series H Shares, exercise of the Warrants and exercise of the options held by each of Dr. Chatterjee and XTEC)).

         Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, beneficially owns any shares of Common Stock.

         (b)     (i)      S-C Rig III has sole power to vote and dispose of the
Series H Shares, the Series I Shares, the Units and any shares of Common Stock issued upon conversion or exercise of any of the aforementioned. Such powers will be exercised by Dr. Chatterjee, in his capacity as the President, sole director and sole shareholder of the General Partner.

                 (ii) Dr. Chatterjee may be deemed to have the sole power to vote and dispose of the 220,000 shares of Common Stock issuable upon exercise of the 20,000 options held directly by him and the 200,000 options held by XTEC.

         (c) Other than as set forth herein, no transactions in the securities of the Issuer have been effected since September 15, 1995 (the 60 days prior to the date hereof) by the Reporting Persons nor, to the best of their knowledge, any other individuals identified in response to Item 2.

         (d)     (i)      Other than the partners of S-C Rig III, no other
individuals or entities have the right to participate in the receipt of dividends from, or proceeds for the sale of, the securities described herein as being held by S-C Rig III.

                 (ii) Dr. Chatterjee has the right to receive dividends from, or proceeds for the sale of, the options described herein as being held directly by him.

                 (iii) The shareholders of XTEC have the right to receive dividends from, or proceeds for the sale of, the options described herein as being held by XTEC.

         (e)     Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 On November 1, 1993, the Issuer and the S-C Rig III entered into the 1993 Stock Purchase Agreement. The following summary of certain terms of the 1993 Stock Purchase Agreement is qualified in its entirety by reference to the 1993 Stock Purchase Agreement, a copy of which is attached as Exhibit C to the Initial Statement and incorporated herein by reference.

                 Pursuant to the 1993 Stock Purchase Agreement and the Shareholders' Agreement, S-C Rig III will have the right to nominate a director to the Board of Directors of the Issuer. See Item 4 - Purpose Transaction.

                 S-C Rig III is entitled to require the Issuer to register shares of Common Stock issued on the conversion of Series H Shares or otherwise acquired by S-C Rig III under the Securities Act of 1933, as amended for sale to the public. The Issuer is not required to effect more than two such demand registrations in any twelve month period or in total. In addition, S-C Rig III is entitled to participate in registrations by the Issuer of shares of Common Stock, subject to certain limitations. These registration rights granted to S-C Rig III terminate on December 15, 1998.

                 The Issuer also entered into a consulting agreement with an affiliate of the General Partner. See Item 4 - Purpose of Transaction.

                 On September 28, 1994, the Issuer and S-C Rig III entered into the 1994 Stock Purchase Agreement. The following summary of certain terms of the 1994 Stock Purchase Agreement is qualified in its entirety by reference to the 1994 Stock Purchase Agreement and related Series I Certificate of Designation attached as Exhibit C to Amendment No. 3 to the Initial Statement and incorporated herein by reference.

                 S-C Rig III is entitled to require the Issuer to register shares of Common Stock issued on the conversion of Series I Shares or otherwise acquired by S-C Rig III under the Securities Act for sale to the public. The Issuer is not required to effect more than two such demand registrations in any twelve month period or in total. In addition, S-C Rig III is entitled to participate in registrations by the Issuer of shares of Common Stock, subject to certain limitations. These registration rights granted to S-C Rig III terminate on December 1, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement, dated as of November 9, 1993, by and among S-C Rig Investments-III, L.P., S-C Rig Co., Purnendu Chatterjee and Tivadar Charitable Lead Trust dated September 30, 1982 (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

         (b) Stock Purchase Agreement dated as of November 1, 1993 between Geotek Communications, Inc. and S-C Rig Investments-III, L.P. (filed as Exhibit B to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

         (c) Consulting Agreement dated November 1, 1993 between Geotek Communications, Inc. and Valcoflex Management Co. (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

         (d) Letter of understanding dated November 1, 1993 from Geotek Communications, Inc. to Valcoflex Management Co. (filed as Exhibit C to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

         (e) Stock Option Agreement dated September 12, 1994 by and between Geotek Communications, Inc. and Purnendu Chatterjee (filed as Exhibit C to Amendment No. 4 to the Initial Statement and incorporated herein by reference).

         (f) Stock Purchase Agreement dated as of September 28, 1994 between Geotek Communications, Inc. and S-C Rig Investments-III, L.P. (filed as Exhibit C to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

         (g) Power of Attorney, dated May 31, 1995, granted by Purnendu Chatterjee in favor of Peter Hurwitz.

         (h) Letter Agreement dated as of August 4, 1995 between Geotek Communications, Inc. and S-C Rig Investments-III, L.P.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



November 13, 1995                    S-C RIG INVESTMENTS-III, L.P.

                                     By:     S-C RIG Co.
                                             General Partner

                                             By:      /s/ Peter Hurwitz
                                                      -------------------------
                                                      Peter Hurwitz
                                                      Vice President



November 13, 1995                    S-C RIG Co.

                                     By:     /s/ Peter Hurwitz
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President



November 13, 1995                    PURNENDU CHATTERJEE

                                     By:     /s/ Peter Hurwitz
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                               INDEX OF EXHIBITS

EXHIBIT                                                                                                   PAGE
-------                                                                                                   ----
    G         Power of Attorney, dated May 31, 1995, granted by Purnendu Chatterjee                         14
              in favor of Peter Hurwitz.

    H         Letter Agreement dated as of August 4, 1995 between Geotek                                    15
              Communications, Inc. and S-C Rig Investments-III, L.P.